UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to                     .

Commission file number 001-12658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SCHEDULE

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	4

Notes to Financial Statements	5-15

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2012	16

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albemarle Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

June 18, 2013

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(in U.S. dollars)

	2012			2011
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total

Assets:
Investments, at fair value	$415,383,862	$158,123,688	$573,507,550	$351,512,345	$140,033,152	$491,545,497
Receivables:
Employer contributions	58,665	104,928	163,593	34,546	83,506	118,052
Employee contributions	179,079	—	179,079	142,411	—	142,411
Dividends and interest	147,967	—	147,967	147,956	—	147,956
Notes receivable from participants	8,236,695	—	8,236,695	8,084,319	—	8,084,319

Net assets at fair value	424,006,268	158,228,616	582,234,884	359,921,577	140,116,658	500,038,235

Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(2,864,804)	—	(2,864,804)	(1,889,355)	—	(1,889,355)

Net assets available for benefits	$421,141,464	$158,228,616	$579,370,080	$358,032,222	$140,116,658	$498,148,880

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year ended December 31, 2012

(in U.S. dollars)

	Participant Directed	Nonparticipant Directed	Total

Additions:
Employee contributions	$18,109,205	$—	$18,109,205
Employer contributions	14,834,871	9,519,408	24,354,279

Dividends and interest	11,844,655	2,062,654	13,907,309
Net appreciation in fair value of investments	34,997,852	28,574,063	63,571,915

Subtotal of investment income	46,842,507	30,636,717	77,479,224

Interest income on notes receivable from participants	356,137	—	356,137

Total additions	80,142,720	40,156,125	120,298,845

Deductions:
Benefit payments	(30,542,477)	(8,096,586)	(38,639,063)
Administrative expenses	(438,283)	(299)	(438,582)

Total deductions	(30,980,760)	(8,096,885)	(39,077,645)

Transfers	13,947,282	(13,947,282)	—

Net increase	63,109,242	18,111,958	81,221,200

Net assets available for benefits, beginning of year	358,032,222	140,116,658	498,148,880

Net assets available for benefits, end of year	$421,141,464	$158,228,616	$579,370,080

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.	General and Eligibility: The Albemarle Corporation Retirement Savings Plan (the “Plan”) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Bank of America, N.A. (“Bank of America”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a member of the Plan on their date of employment as a regular employee of Albemarle Corporation (the “Company” or “Albemarle”). Information regarding Plan benefits, priority of distributions upon termination of the Plan and vesting is provided in the Plan agreement, which is available at the main office of the Company at 451 Florida Street, Baton Rouge, Louisiana 70801.

b.	Contributions: Non-highly compensated participants can make pre-tax 401(k) contributions, Roth 401(k) contributions or a combination thereof, ranging from a minimum of 1% to a maximum of 50% of base pay, subject to annual limitations prescribed by the Internal Revenue Service (“IRS”). Albemarle matches 100% of the participant’s contribution up to a maximum of 5% of base pay. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund (“Albemarle Stock Fund”), which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2012 catch-up provision allows eligible participants to make an additional pre-tax or after-tax contribution of 1% to 50% of their salary up to an annual maximum of $5,500. Such additional contribution does not qualify for matching contributions from the Company.

Effective April 1, 2004, the Plan was amended to allow the Company to make Defined Contribution Pension Benefit (“DCPB”) contributions (“pension contributions”) to accounts of participants hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The pension contributions made in cash by the Company are equal to 5% of these participants’ base pay for those who have fewer than 10 years of service measured from their service date, 6% for those who have at least 10 but fewer than 20 years of service measured from their service date, or 7% for those who have at least 20 years of service measured from their service date. The increases are effective January 1 of the eligible participant’s 10th or 20th anniversary year, as appropriate. Effective October 20, 2011, the Plan was further amended to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on or after January 1, 2013, provided they meet certain eligibility requirements.

The Company may make a discretionary contribution to the Plan for any plan year. In December 2012, a one-time discretionary contribution of approximately $10 million was made to the Plan and allocated to participants who were also participants in the Company’s defined benefit pension plan but who were not eligible for pension contributions under the Plan in 2011 and 2012. The one-time discretionary contribution represents the pension contribution that those participants would have otherwise received in 2011 and 2012 had they been eligible for such contributions under the Plan.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

The Plan was amended on October 1, 2012, effective as of January 1, 2013, to provide that: (a) a participant’s maximum contribution will be 50% of base pay and bonus as defined in the Plan agreement, subject to annual limitations prescribed by the IRS; (b) Company matching contributions will be made in cash instead of invested in the Albemarle Stock Fund, and such matching contributions will be invested in accordance with the investment elections that participants choose to have their base pay and bonus deferrals invested in; (c) the Company match will be 100% of the first 3% of base pay and bonus that participants contribute to the Plan; for contributions exceeding 3% but not greater than 9% of base pay and bonus, the Company’s match will be 50% of such contributions; (d) the pension contribution formula will be equal to 5% of base pay and bonus for all participants.

c.	Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

d.	Vesting: All contributions (employer and participant) plus actual earnings thereon are 100% vested at all times.

e.	Investment options: At December 31, 2012, the Plan’s investment options consisted of fourteen active funds (six of which were investment options at December 31, 2011 and eight of which were not investment options at December 31, 2011) and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation. Effective January 1, 2013, the Plan’s investment options have been expanded to include an additional eleven active funds, for a total of twenty-five active funds.

Participants currently in the Plan may direct the investments of their contributions to any of the fourteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. The portion of the Albemarle Stock Fund which has been contributed by the Company is reported as nonparticipant directed until transferred by the participant. Effective November 1, 2012, the Plan provides that participants may not have separate investment directions for pre-tax 401(k) contributions, Roth 401(k) contributions and pension contributions; all such contributions must follow the same investment directions.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

f.	Participant loans: Notes receivable from participants is reported on the statements of net assets available for benefits at their unpaid principal balance plus accrued but unpaid interest. Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s non-forfeitable account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years, with interest rates ranging from 4.25% to 9.25% at December 31, 2012, and 4.25% to 9.5% at December 31, 2011. Principal and interest is paid in installments during the term of the loan through payroll deductions. The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

g.	Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in the Albemarle Stock Fund, the participant can receive the distribution in either cash or Albemarle stock. The Plan requires automatic payment when a participant terminates employment and has benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their election. Absent such election, the amounts will remain in the Plan.

h.	Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2012, $61,417 of forfeitures were used to reduce required Company contributions. As of December 31, 2012, there was a minimal amount of forfeitures remaining from 2012 which may be used as a reduction of required Company contributions for the 2013 plan year.

i.	ESOP: Effective December 14, 2001, investments in the Albemarle Stock Fund, which are allocated to participants’ accounts, constitute an Employee Stock Ownership Plan (the “ESOP”). Participants may elect to have cash dividends paid on stock held by the ESOP and allocated to their accounts, distributed directly to them or reinvested. Distributions of dividends are included in Benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $82,500 and $52,000 in 2012 and 2011, respectively.

Participants who were employed by the Company prior to April 1, 2004 have the right to diversify the nonparticipant-directed portion of the Albemarle Stock Fund. For participants hired on or after April 1, 2004, the nonparticipant-directed portion of the Albemarle Stock Fund becomes unrestricted on the third anniversary of their date of hire (however, this restriction has been removed effective January 1, 2013). Contributions remain as nonparticipant-directed until the participant elects to transfer the funds.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued additional authoritative guidance relating to fair value measurement and disclosure requirements. This guidance became effective for the Plan year beginning on January 1, 2012 and did not have a material effect on the financial statements of the Plan.

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	Fair value, based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds	-	Net asset value of shares or units held by the Plan at year-end, based on the quoted market value of the underlying assets. There are no restrictions on redemptions of these investments.

Money Market Funds	-	Cost, which approximates fair value.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Common/Collective Trusts:

Stable Value Retirement Fund	-	Net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”). However, the fair value of the fund is also presented. The fair value of the investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Money market instruments and U.S. Government agency obligations are valued at amortized cost, which approximates fair value.

Equities	-	Fair value, based on the relative interest of each participating investor in the fair value of the underlying assets of the common collective trust. Trust investments are intended to mirror certain equity market indices (such as the Standard & Poor’s 500 Composite Stock Price Index, for example). There are no restrictions on redemptions of these investments.

Fixed Income	-	Fair value, based on the valuations furnished by independent pricing services.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. The Plan reports in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments,” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid.

Administrative Expenses:

Administrative expenses associated with operating and managing the Plan are paid by the Company in accordance with a fee agreement with the Trustee, and are generally calculated based on the number of participants in the Plan. However, in accordance with the fee agreement, the Plan may receive credits from the Trustee based on the level of investment-related processing, service and other fees earned by the Trustee. Such credits are included in Dividends and interest on the Statement of Changes in Net Assets Available for Benefits.

3.	Investments:

The following table presents investments at fair value held at year-end that represent 5% or more of Net assets available for benefits:

	2012		2011
Albemarle Stock Fund	$216,442,851	*	$202,362,754	*
Invesco Stable Value Retirement Fund	87,622,326		74,556,873
PIMCO Total Return Port. Inst. Fund	48,874,774		33,292,414
Northern Trust Collective S&P 500 Index Fund**	54,517,973		—
Merrill Lynch Equity Index Trust XIII**	—		29,283,547

*	Nonparticipant-directed investments total $158,123,688 and $140,033,152 for 2012 and 2011, respectively.
**	Effective March 19, 2012, the Merrill Lynch Equity Index Trust XIII was discontinued by the Trustee and the Northern Trust Collective S&P 500 Index Fund was added to the Plan. As a result, any investments in the Merrill Lynch Equity Index Trust XIII were transferred to the Northern Trust Collective S&P 500 Index Fund.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $63,571,915 as follows:

Common stocks	$43,871,180
Mutual funds	14,791,543
Common/collective trusts	4,909,192

$63,571,915

4.	Federal Income Taxes:

The Plan has received a favorable determination letter dated, January 9, 2013, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code. No provisions for income taxes or uncertain tax positions have been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$216,442,851	$—	$—	$216,442,851
Mutual funds – large cap	29,509,142	—	—	29,509,142
Mutual funds – fixed income	48,874,774	—	—	48,874,774
Mutual funds – international equity	32,854,000	—	—	32,854,000
Mutual funds – balanced	26,714,707	—	—	26,714,707
Mutual funds – mid cap	14,517,674	—	—	14,517,674
Common stocks	12,417,883	—	—	12,417,883
Common/collective trusts:
Stable Value Retirement Fund	—	87,622,326	—	87,622,326
Equities	25,655,774	54,517,973	—	80,173,747
Fixed Income	—	8,760,615	—	8,760,615
Money market funds	15,619,831	—	—	15,619,831

Total Investments at fair value	$422,606,636	$150,900,914	$—	$573,507,550

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$202,362,754	$—	$—	$202,362,754
Mutual funds – large cap	40,989,741	—	—	40,989,741
Mutual funds – fixed income	37,867,791	—	—	37,867,791
Mutual funds – international equity	27,105,399	—	—	27,105,399
Mutual funds – balanced	21,616,996	—	—	21,616,996
Mutual funds – small cap	24,349,519	—	—	24,349,519
Mutual funds – mid cap	17,130,178	—	—	17,130,178
Common stocks	10,388,348	—	—	10,388,348
Common/collective trusts:
Stable Value Retirement Fund	—	74,556,873	—	74,556,873
Equities	—	29,283,547	—	29,283,547
Money market funds	5,894,351	—	—	5,894,351

Total Investments at fair value	$387,705,077	$103,840,420	$—	$491,545,497

The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan deems transfers between levels of the fair value hierarchy to have occurred on the date of the event or change in circumstance that caused the transfer. There were no transfers between Levels 1 and 2 during the years ended December 31, 2012 and 2011. See Note 2 for a description of the valuation methodologies for assets measured at fair value.

7.	Party-in-Interest Transactions:

The applicable fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	Party-in-Interest Transactions, continued:

Certain Plan investments are managed by Bank of America, the Trustee of the Plan. For the year ended December 31, 2012, purchases and sales of these investments were as follows:

	Purchases		Sales
	Shares	Amount	Shares	Amount

Merrill Lynch Retirement Bank Account	17,498,009	$17,498,009	9,479,469	$9,479,602

Merrill Lynch Equity Index Trust XIII*	101,691	$1,252,445	2,641,461	$34,122,153

*	The Merrill Lynch Equity Index Trust XIII was discontinued by the Trustee, effective March 19, 2012. See Note 3 for additional information.

Participants also have the option of investing in the Albemarle Stock Fund. Purchases of 682,421 shares of the Albemarle Stock Fund totaled $40,272,218 for the year ended December 31, 2012. Distributions made in and sales of 993,640 shares of the Albemarle Stock Fund totaled $59,569,030 for the year ended December 31, 2012.

These transactions qualify as exempt party-in-interest transactions under ERISA. They are not, however, prohibited transactions.

8.	Unallocated Assets:

Unallocated assets at December 31, 2012 and 2011 were $976,099 and $160,903, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in Investments in the Statements of Net Assets Available for Benefits.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, respectively, to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$579,370,080	$498,148,880
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	2,864,804	1,889,355
Amounts allocated to withdrawing participants	(827,020)	(3,204)

Net assets available for benefits per the Form 5500	$581,407,864	$500,035,031

The following is a reconciliation of total income per the financial statements for the year ended December 31, 2012 to the Form 5500:

Total income per the financial statements	$120,298,845
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	975,449

Total income per the Form 5500	$121,274,294

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to the Form 5500:

Benefits paid to participants per the financial statements	$38,639,063
Add: Amounts currently payable at December 31, 2012	827,020
Less: Amounts payable at December 31, 2011	(3,204)

Benefits paid to participants per the Form 5500	$39,462,879

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity	(c) Description	(d) Cost*	(e) Current Value
	Invesco Stable Value Retirement Fund	Collective trust	$—	$87,622,326
**	Merrill Lynch Retirement Bank Account	Interest-bearing, money market deposit account	—	13,773,274
	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	48,874,774
	Northern Trust Collective S&P 500 Index Fund	Collective trust	—	54,517,973
	SSgA Russell Small Cap Index Fund	Collective trust	—	25,655,774
	JP Morgan Large Cap Growth Fund	Mutual fund	—	20,331,934
	Prudential Jennison Mid-Cap Growth Fund	Mutual fund	—	14,517,674
	American Funds American Balanced Fund	Mutual fund	—	26,714,707
	American Funds Washington Mutual Investors Fund	Mutual fund	—	9,177,208
	Oppenheimer International Growth Fund Class Y	Mutual fund	—	17,131,827
	SSgA U.S. Inflation Protected Bond Index Fund	Collective trust	—	8,760,615
	MFS International Value Fund	Mutual fund	—	11,149,871
	Lazard Emerging Markets Fund	Mutual fund	—	4,572,302
**	Albemarle Stock Fund	$.01 par value, 3,484,270 shares	99,265,307	216,442,851
	NewMarket Common Stock Fund	$1.00 par value, 44,109 shares	—	11,565,365
	Tredegar Corporation Common Stock Fund	No par value, 41,749 shares	—	852,518
	CMA Money Fund	Cash-interest bearing – short term money market investments	—	1,846,557

	Total plan investments			$573,507,550

**	Notes receivable from participants	Terms from 1- 30 years with interest rates from 4.25% to 9.25%		$8,236,695

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

BY:	/s/ Scott A. Tozier

Scott A. Tozier
Chairman of the Benefit Plans Investment Committee

Dated: June 18, 2013

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm